

August 22, 2013

Via E-mail
Joseph R. Ianniello
President and Treasurer
CBS Outdoor Americas Inc.
405 Lexington Avenue, 17th Floor
New York, NY 10174

> Re: **CBS Outdoor Americas Inc.**
> **Amendment No 1 to Registration Statement on Form S-11**
> **Filed August 15, 2013**
> **File No. 333-189643**

Dear Mr. Ianniello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 56

Investing Activities, page 72

1.   We note your response to our prior comment 16. Based on your response and your reference to your disclosures on pages 60 and 65, it appears that the amount of personnel costs capitalized to direct lease acquisition costs may be approximately $30 million for each year presented. Based upon the information provided for direct lease acquisition costs, it appears that these amounts are material to your financial statements taken as a whole and the amounts capitalized need to be disclosed. Please revise your filing to separately quantify and disclose personnel costs capitalized to direct lease acquisition costs for all periods presented within your MD&A. Additionally, please tell us the amount of personnel costs capitalized to property and equipment. We many have further comment on personnel costs capitalized to property and equipment.

Business and Properties, page 82

2.   We note your response to comment 17. Please provide additional analysis related to the significance of contracts with New York City, including the MTA contract. Please tell us the number of contracts, the expiration dates, whether the agreements provide exclusivity rights, the nature of the fee structures (fixed or otherwise) and the percentage of U.S. segment revenues each represent. We may have further comment.

Compensation Discussion and Analysis, page 92

3.   Please revise the lead-in section to better explain why such a detailed description of the compensation philosophy of CBS is relevant to an investor in CBS Outdoors.

Financial Statements

4.   We note you have removed the balance sheet for CBS Outdoor Americas Inc. Please revise your filing to include the audited balance sheet, or advise us why you have determined it is not necessary to include this balance sheet. Please refer to Article 3 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

                                      Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen & Katz